UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 1)

AGILETHOUGHT, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00857F100
(CUSIP Number)

Gerardo Benitez
Paseo de la Reforma 115 25th floor
Lomas de Chapultepec, Miguel Hidalgo
Mexico City, Mexico 11000
+52 55 5283 5450
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,596,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,596,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,596,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (See Instructions) BK

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the trust No. F/17938-6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,259,138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,259,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 00857F100

1	NAMES OF REPORTING PERSONS Banco Nacional de México, S.A., Member of Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee of the trust No. F/17937-8
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,337,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,337,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 29, 2021 (as amended, the “Schedule 13D”) with respect to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of AgileThought, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On November 22, 2021, the Issuer entered into a new Second Lien Facility (the “New Second Lien Facility”) by and among the Issuer, AgileThought Mexico, S.A. DE C.V., AN Global LLC and other subsidiaries of the Issuer as loan parties, entities affiliated with the Trusts and other lenders identified therein, GLAS USA LLC, as administrative agent, and GLAS AMERICAS LLC, as collateral agent. The New Second Lien Facility is secured by a second lien on substantially all of the Issuer's assets and provides for a term loan facility in an initial aggregate principal amount of approximately $20.1 million, accruing interest at a rate per annum equal to approximately 11%. The Second Lien Facility has an original maturity date of March 15, 2023. If the Credit Facility of the Issuer with Monroe Capital Management Advisors, LLC (the “Senior Credit Facility”) remains outstanding on December 15, 2022, the maturity date of the New Second Lien Facility will be extended to May 10, 2024.

Each lender under the Second Lien Facility has the right, but not the obligation, to convert all or any portion of its outstanding loans into Class A Common Stock of the Issuer on or after December 15, 2022 or earlier, upon request of the Issuer or after the closing time of the first underwritten public offering of Class A Common Stock of the Issuer following the closing of the New Second Lien Facility, at a conversion price equal to the closing price of one share of our Class A Common Stock on the trading day immediately prior to the conversion date. The Issuer will enter into a registration rights agreement with respect to the resale of any shares of Class A Common Stock issued pursuant to conversion of the loans. Unless the Issuer receives shareholder approval pursuant to applicable Nasdaq rules, the amounts outstanding under the New Second Lien Facility will only convert into up to 2,098,545 shares of the Issuer's Class A Common Stock (approximately 5% of the Issuer's currently outstanding shares) and will only convert at a price per share equal to the then-current market value.

As of the date hereof, under the New Second Lien Facility, Trust 1 has loaned the Issuer an aggregate of MXN$120,000,000 and Trust 2 has loaned the Issuer an aggregate of US$3,000,000.

The foregoing description of the New Second Lien Facility does not purport to be complete and is subject to, and qualified in its entirety by, reference to the New Second Lien Facility, a copy of which was attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 30, 2021, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:
Exhibit C
Credit Agreement, dated November 22, 2021, by and among the Issuer, AN Extend, S.A. de C.V., AN Global LLC, certain other loan parties party thereto, the various financial institutions party thereto, GLAS USA LLC and GLAS Americas LLC and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 30, 2021).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 3, 2021
CREDIT SUISSE AG

By:	/s/ Robert Andric
Name: Robert Andric
Title: Director and Authorized Signatory, on behalf of the CS Reporting Person

By:	/s/ Christian Pascual Simic
Name: Christian Pascual Simic
Title: Vice President and Authorized Signatory, on behalf of the CS Reporting Person

BANCO NACIONAL DE MÉXICO, S.A., MEMBER OF GRUPO FINANCIERO BANAMEX, DIVISIÓN FIDUCIARIA, IN ITS CAPACITY AS TRUSTEE OF THE TRUST NO. F/17938-6

By:	/s/ Andres Borrego
Name: Andres Borrego
Title: Attorney in Fact

By:	/s/ Manuel Ramos
Name: Manuel Ramos
Title: Attorney in Fact

BANCO NACIONAL DE MÉXICO, S.A., MEMBER OF GRUPO FINANCIERO BANAMEX, DIVISIÓN FIDUCIARIA, IN ITS CAPACITY AS TRUSTEE OF THE TRUST NO. F/17937-8

By:	/s/ Andres Borrego
Name: Andres Borrego
Title: Attorney in Fact

By:	/s/ Manuel Ramos
Name: Manuel Ramos
Title: Attorney in Fact

AgileThought, Inc. – Schedule 13D/A]